Exhibit 99.21

April 12, 2019

Message from the Chairman of the Board and the Chief Executive Officer

We are very pleased to be able to report that Maverix was able to continue to build on the momentum that was generated throughout 2016 and 2017. In what was yet another milestone year, 2018 was highlighted by record breaking attributable gold equivalent production, the completion of two transformative growth transactions, and the material expansion of the Company’s financial capacity.

At the end of May, we announced the third major acquisition in the Company’s short history. We successfully acquired an attractive portfolio of royalties from Newmont Mining, one of the largest gold producers in the world, and welcomed them as a new significant shareholder of Maverix. This acquisition was profound for a number of reasons. It added a total of 51 royalties to our portfolio, nearly tripling our asset base, and brought in a new cash flowing cornerstone royalty on the Hope Bay mine in Nunavut, Canada, which we expect will be operating for decades to come. The transaction was yet another validation of our business model and endorsement of our strategy and the team we have assembled. Finally, this transaction significantly enhanced the market’s awareness of Maverix, putting us on the radar for many new investors, as well as for companies looking for royalty financing. Having Newmont as a 28% shareholder will certainly benefit the Company as we look to pursue a listing on a US exchange in the near future. We are very grateful that Newmont has entrusted us to deliver superior value for their royalty portfolio.

Shortly after the transaction with Newmont, we announced a new revolving credit facility for US$50 million with two leading financial institutions, CIBC and National Bank of Canada. With this new facility in place, we meaningfully increased our financial capacity and reduced our cost of borrowing. Securing the facility from CIBC and National Bank was another constructive step forward for the Company.

With the enhanced financial capacity, we were able to find another excellent opportunity to grow our royalty portfolio. We announced our inaugural silver stream transaction in early October, acquiring a life of mine silver stream on the newly commissioned Moss mine in Arizona, operated by Northern Vertex Mining Corp. In exchange for an upfront payment of US$20 million and with an ongoing purchase price of 20% of the spot silver price, Maverix has the right to purchase 100% of the silver produced at Moss, up to 3.5 million ounces, and 50% of the silver thereafter. The Moss mine is a primary gold mine with by-product silver production and an initial mine life of approximately 10 years. We are very excited about the exploration potential of this asset and look forward to Moss being a key cash flowing stream for Maverix for many years.

Further punctuating 2018’s achievements, we posted a new annual record for attributable gold equivalent production. We had increased our original production guidance in May, and finished 2018 exceeding the top end of that increased guidance, with nearly 21,000 ounces of attributable gold equivalent production.  Revenue of over CAD$34 million was also a new company record and exceeded our 2017 revenue by 75%. Our cash flow from operations of CAD$24.5 million in 2018 (before working capital adjustments) also established a new benchmark for Maverix and will help fuel even more growth.

A number of the underlying assets on which we own royalties also experienced significant positive achievements, including the Father’s Day Vein gold discovery at RNC Minerals’ Beta Hunt mine in

September and the decision by Evolution Mining to proceed with the underground development at its Mt Carlton gold mine in October.

2019 is already off to a solid start. On March 28th of this year, we announced the acquisition of a silver stream on the El Mochito mine in Honduras, operated by Ascendant Resources Inc. This accretive transaction will contribute immediate cash flow to Maverix and has the potential to be a meaningful cash flowing stream for many years with the announced expansion and optimization plan at the mine.

We also recently announced an increase to our credit facility to US$75 million. We continue to see a full pipeline of opportunities to acquire new royalties and streams, and the increased financial capacity will allow us to capitalize on the best of these opportunities.

We believe it will be another busy and rewarding year for Maverix and we have set ambitious goals for the Company, which should bolster our ultimate goal of continuing to increase the underlying value of our shares.

None of our achievements to date would have been possible without the hard work of our team here at Maverix. We thank them for their dedication to making the Company a success. We would also like to thank our major shareholders, Pan American Silver, Gold Fields, and Newmont for their continued support and all of our other counterparty operators for their commitment and perseverance. Lastly, a special thank you, to you, our shareholders, who have chosen to invest with us, believing in our ability to create new and long lasting value.

We look forward to another successful year in 2019.

Respectfully Submitted,

“Geoff Burns”                                                                 “Daniel O’Flaherty”

Geoff Burns & Daniel O’Flaherty